Trombly Business Law
                                                   1320 Centre Street, Suite 202
                                                                Newton, MA 02459
                                                        Telephone (617) 243-0060
                                                        Facsimile (309) 406-1426


Amy  M.  Trombly,  Esq.

September  30,  2005

Delivered  by  electronic  submission  via  EDGAR

United  States  Securities  and  Exchange  Commission
Division  of  Corporation  Finance
100  F  Street,  N.E.,  Mail  Stop  3561
Washington,  DC  20549

     Attn:   Ms.  Michele  M.  Anderson

     Re:     Jane  Butel  Corporation
             Revised Preliminary Information Statement on Schedule 14C Filed September 2, 2005
             File  No.  0-50104

Dear  Ms.  Anderson:

I am securities counsel for Jane Butel Corporation (the "Company"). I enclose for filing under the Securities Act of 1933, as amended, the Company's revised preliminary information statement (the "Information Statement").

The Company's revised preliminary information statement contains revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the "Staff") in their letter dated September 23, 2005.

Set forth below are the Company's responses to the Staff's comments. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff. Additionally, the Company has added information relating to an increase in authorized shares.

Revised  Preliminary  Information  Statement  on  Schedule  14C
---------------------------------------------------------------

Comment 1. In addition to presenting the beneficial ownership information as of the record date, revise to update the beneficial ownership table as of the most recent practicable date, as required by Item 403 of Regulation S-B. Also, revise the information statement to discuss the security ownership of Theodore Smith prior to the merger with Bootie Beer Company and as of the record date.

Response 1. The Company respectfully notes that the previous 14C already disclosed the security ownership of Theodore Smith as of the record date. Since the record date occurred before the merger with Bootie Beer, the Company has also previously disclosed the security ownership of Theodore Smith prior to the merger with Bootie Beer Company. Additionally, the Company previously disclosed, "On June 10, 2005, the Company experienced a change of control when Jane Butel, a New Mexico resident, sold 715,000 shares of our Series A Convertible Preferred Stock to Geneva Atlantic Capital Corp. for $5,000." Additionally, the Company clarified that, "Ted Smith, who was a director of Jane Butel Corporation at the time of the transaction, is the principal of Geneva Atlantic Capital Corp. The Company has added further clarification to state that, prior to receiving the Series A Preferred Stock, Theodore Smith owned no stock in the Company.

The Company has added an additional updated beneficial ownership as requested by the Staff.

Comment 2. Please explain in greater detail why Section 607.1201 applies to the sale of all of your assets and some of your liabilities to Mrs. Butel. In this regard, address the applicability of this statutory provision while considering that 21st Century Technologies was a holder of warrants, and not a creditor of your company, prior to the settlement of the dispute between Jane Butel Corporation and 21st Century Technologies.

Response 2. The instrument between 21st Century and the Company was titled a "Warrant Agreement" but was not structured like a typical warrant. For example, 21st Century did not have to pay an exercise price to obtain the shares of common stock underlying the Warrant Agreement. Additionally, the Company was originally required to issue the shares of common stock six months following the execution of the document, although this was subsequently modified by the Letter Agreement.

The original Warrant Agreement between the Company and 21st Century Technologies, Inc., dated April 23, 2004 was included as Exhibit 10.1 to the Company's Form 10-QSB filed May 10, 2004. The Warrant Agreement was subsequently modified through a Letter Agreement. The Letter Agreement between the Company and 21st Century Technologies, Inc., is dated September 15, 2004 and included as Exhibit 10.5 to the Company's Form 10-KSB filed
September  27,  2004.

Pursuant to the Letter Agreement, the Company was prohibited from any new issuance of shares, warrants or options for a period of one year unless approved in writing by 21st Century. If the Company breached that provision, the Letter Agreement stated that, "all warrants due 21st Century will be due and payable immediately in cash." The Company breached that provision by issuing preferred shares within the one year time frame and did not obtain the written permission of 21st Century. As a result, pursuant to the terms of the Warrant Agreement as modified by the Letter Agreement, 21st Century became entitled to a cash payment from the Company and became a debtor of the Company. Although the method of how to calculate the amount of money payable to 21st Century was in dispute because it is not clearly laid out in either instrument signed by the parties, the Company believed it would owe 21st Century, at a minimum, what 21st Century had paid into the Company. Additionally, the Company believed that 21st Century would be entitled to some premium on the money extended to the Company. Given that the Warrant Agreement and Letter Agreement provided for a cash payment to 21st Century, the Company believed section 607.1201 applied to the Company's final resolution of its debts, including the debt to 21st Century.

Comment 3. We reference your response analyzing the need for shareholder approval of the change in control in connection with Mrs. Butel's sale of her Series A preferred stock. Clarify what you mean by the statement in your response letter that "[a]s this was a private transaction, it did not require shareholder approval." Confirm, if true, that Florida corporate law did not require shareholder approval of the sale of shares to Geneva Atlantic Capital Corp. and the subsequent issuance of shares of common stock to the shareholders of Bootie Beer Company.

Response 3. The Company issued the shares of preferred stock to Jane Butel, a natural person. Jane Butel, a natural person, sold the shares to Geneva Atlantic Capital Corp. As a natural person, Jane Butel is not subject to Florida Corporate Law.

The Company issued shares of common stock in connection with the merger with Bootie Beer. There is no provision in Florida law that requires shareholders to approve a specific issuance of stock whether to Bootie Beer or another entity or natural person. We have reprinted the section of Florida law which we believe may answer the Staff's question.


607.0621  ISSUANCE  OF  SHARES.--
(1) The powers granted in this section to the board of directors may be reserved to the shareholders by the articles of incorporation.
(2) The board of directors may authorize shares to be issued for consideration consisting of any tangible or intangible property or benefit to the corporation, including cash, promissory notes, services performed, promises to perform services evidenced by a written contract, or other securities of the corporation.
(3) Before the corporation issues shares, the board of directors must determine that the consideration received or to be received for shares to be issued is adequate. That determination by the board of directors is conclusive insofar as the adequacy of consideration for the issuance of shares relates to whether the shares are validly issued, fully paid, and nonassessable. When it cannot be determined that outstanding shares are fully paid and nonassessable, there shall be a conclusive presumption that such shares are fully paid and nonassessable if the board of directors makes a good faith determination that there is no substantial evidence that the full consideration for such shares has not been paid.
(4) When the corporation receives the consideration for which the board of directors authorized the issuance of shares, the shares issued therefor are fully paid and nonassessable. Consideration in the form of a promise to pay money or a promise to perform services is received by the corporation at the time of the making of the promise, unless the agreement specifically provides otherwise.
(5) The corporation may place in escrow shares issued for a contract for future services or benefits or a promissory note, or make other arrangements to restrict the transfer of the shares, and may credit distributions in respect of the shares against their purchase price, until the services are performed, the note is paid, or the benefits received. If the services are not performed, the shares escrowed or restricted and the distributions credited may be canceled in whole or part.

If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

                              Regards,

                              /s/  Amy M. Trombly

                              Amy  M.  Trombly
                              Counsel  for  Jane  Butel  Corporation

cc:     Jane  Butel  Corporation